Exhibit - 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

(dollar amounts in millions)	Year ended Dec. 31,
	2004	2003	2002	2001	2000
1. Income from continuing operations before impact of accounting change	$800	$683	$670	$435	$756
2. Provision for income taxes	357	313	327	239	427

3. Income from continuing operations before provision for income taxes and impact of accounting change (line 1 + line 2)	$1,157	$996	$997	$674	$1,183

4. Fixed charges:
a. Interest expense (excluding interest on deposits)	$231	$233	$274	$393	$512
b. One-third of rental expense net of income from subleases and amortization of debt issuance costs	51	58	55	46	40

c. Total fixed charges (excluding interest on deposits) (line 4a + line 4b)	282	291	329	439	552
d. Interest on deposits	173	131	171	430	340

e. Total fixed charges (line 4c + line 4d)	$455	$422	$500	$869	$892

5. Income from continuing operations before provision for income taxes and impact of accounting change, plus total fixed charges:
a. Excluding interest on deposits (line 3 + line 4c)	$1,439	$1,287	$1,326	$1,113	$1,735

b. Including interest on deposits (line 3 + line 4e)	$1,612	$1,418	$1,497	$1,543	$2,075

6. Ratio of earnings (as defined) to combined fixed charges:
a. Excluding interest on deposits (line 5a divided by line 4c)	5.11	4.41	4.02	2.54	3.14
b. Including interest on deposits (line 5b divided by line 4e)	3.54	3.36	2.99	1.78	2.33